SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Release  |  Lisbon  |  3 November 2010

Shareholder remuneration proposal

Portugal Telecom (“PT”) announced today that the Board of Directors has approved the intention to submit for shareholders’ approval at the next Shareholders’ Meeting a shareholder remuneration proposal consistent with the Company’s financial profile following the sale of its shareholding in Vivo and in anticipation of the proposed investment in Oi, the potential transfer to the Portuguese State of the pension liabilities and pension funds, and commitment to a solid investment grade rating.

The remuneration package proposal is as follows:

•                  An exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share to be paid in December 2010 (as an anticipation of 2010 profits) that requires a prior formal approval in a specific Board meeting, and Euro 0.65, with the latter subject to the Annual Shareholders’ Meeting approval.

•                  An ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval.

The Board will also propose that PT adopt a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014.

Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

Upon approval of the remuneration package at the next Annual Shareholders’ Meeting, PT will further reinforce its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.